VIA EDGAR SUBMISSION

Ms. Cheryl Brown and Mr. Daniel Morris
Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

May 14, 2024

Re:	Piedmont Lithium Inc.
Post-Effective Amendment No. 2 to Form S-3 (“Amendment No. 2”)
Filed February 29, 2024
File No. 333-259798

Dear Ms. Brown and Mr. Morris,

Please find our response to the comments set forth in a letter dated May 2, 2024 (the “Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-mentioned Post-Effective Amendment No. 2 to the registration statement on Form S-3.  We filed today a further revised amendment (“Amendment No. 3”; to the registration statement, as so amended, the “Registration Statement”), reflecting the proposed changes described below.  References to the “Company,” “Piedmont,” “we,” “us” and “our” in this letter refer to Piedmont Lithium Inc., unless otherwise indicated.

For your convenience, we have restated below in bold the comment from the Letter and supplied our response immediately thereafter.

Post-Effective Amendment No. 2 to Form S-3

Exhibits

We note your letter response to prior comment 1 and reissue the comment. Please file the engineering consents pursuant to Item 1302(b)(4) and Item 601(b)(23) of Regulation S-K or clarify the basis for your belief that you are not required to do so. Refer to Question 146.07 of Compliance and Disclosure Interpretations for Regulation S-K which states that consents may not be incorporated by reference into a registration statement that becomes effective after the filing of the consent with an Exchange Act document.

Response :

We acknowledge the Staff’s comment and advise the Staff that that we have filed the engineering consents required under Item 1302(b)(4) and Item 601(b)(23) of Regulation S-K as exhibits to Amendment No. 3.

Sincerely,

/s/ Bruce Czachor
Bruce Czachor
EVP – Chief Legal Officer

Via E-mail:
cc:	Michael White, EVP – Chief Financial Officer
Eric Scarazzo, Gibson, Dunn & Crutcher LLP